DAVID C. SIENKO

312.807.4382

dsienko@bellboyd.com

Direct Fax: 312.827.8031

BY FAX NO. (202) 772-9368 and EDGAR

January 5, 2007

Ms. Carmen Moncada-Terry

Division of Corporation Finance

Mail Stop 7010

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Hecla Mining Company
Post-effective amendment to registration statement on Form S-3
Filed December 7, 2006
File No. 333-126362

Post-effective amendment to registration statement on Form S-4
Filed December 7, 2006
File No. 333-130682

Dear Ms. Moncada-Terry:

Thank you for taking the time to discuss with me the Staff’s comment letter dated January 3, 2007 with respect to the post-effective amendments (the “Amendments”) to the above-captioned registration statements (the “Registration Statements”) of Hecla Mining Company (the “Company”).1 This letter is intended to explain the analysis the Company used in connection with filing the Amendments.

As you noted, the Company did not include Part I of the Registration Statements in the Amendments because none of the Items contained in Part I changed as a result of the Company’s reorganization into a holding company structure (the “Reorganization”), except for changes (if

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[1]

Registration Statements on Forms S-3 and S-4 relate to a universal shelf offering and an acquisition shelf offering, respectively. No securities have been issued, and there are no securities outstanding under either of such registration statements.

Ms. Carmen Moncada-Terry

January 5, 2007

any) as previously disclosed by the Company in its periodic reports filed under the Securities Exchange Act of 1934 (“Exchange Act”), including the Company’s Form 10-Q for the quarter ending September 30, 2006 filed with the Commission on November 9, 2006, which are expressly incorporated by reference into the Registration Statements.2 Moreover, under “Explanatory Note” in each of the Amendments, the Company generally described the Reorganization. The Amendments did include Items 16 and 17 (File No. 333-126362) and Item 21 (File No. 333-130682) in the Amendments because those items did change. Finally, we noted examples of other issuers who underwent similar reorganizations and also filed post-effective amendments in a form similar to the Amendments (see, e.g. Geoeye, Inc., f/k/a Orbimage Holdings Inc., Post-Effective Amendment No. 3 to Form S-1, filed on June 21, 2005, and Swift Energy Company, Post-Effective Amendment No. 1 to Form S-3, filed on December 28, 2005).

As a result of the foregoing, we believe the Amendments comply with Rule 414(d) of the Securities Act of 1933 (“Securities Act”).

With respect to executive compensation and other related person disclosure requirements set forth in revised Items 402 and 404 of Regulation S-K, disclosure under such items is not required under Form S-3 or under Form S-4.3 In addition, Section VII of Release No. 34-54302A (Nov. 7, 2006) states that the compliance dates for the new rules and amendments are as follows:

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[2]

As permitted by Rule 412 under the Securities Act, and Items 12 and 13 of Forms S-3 and S-4, respectively, each of the Registration Statements incorporate by reference “any future filings made with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act.” The discussion of documents incorporated by reference in the Company’s Registration Statements also contained similar language.

[3]

With respect to Form S-4, although Item 18(a)(7)(ii) and (iii) requires disclosure under Items 402 and 404 of Regulation S-K, General Instruction H. provides that if the registration statement relates to a continuous offering (as is the case with the Company) certain information may be omitted. General Instruction H. states:

[R]equired information about the type of contemplated transaction or the company to be acquired only need be furnished as of the date of initial effectiveness of the registration statement to the extent practicable. The required information about the specific transaction and the particular company being acquired, however, must be included in the prospectus by means of a post-effective amendment.

As noted above, no securities have been issued, and there are no securities outstanding under the Company’s Registration Statement on Form S-4, i.e. the S-4 has not been used in connection with a “specific transaction [or a] particular company being acquired.”

Ms. Carmen Moncada-Terry

January 5, 2007

“... for Securities Act registration statements ... compliance is required for registration statements that are filed with the Commission on or after December 15, 2006 that are required to include Item 402 and 404 disclosure for fiscal years ending on or after December 15, 2006.” (emphasis added.)

Please note that the Company filed the Registration Statements in 2005, and the Amendments on December 7, 2006. In addition, as noted above, Forms S-3 and S-4 do not require disclosure under Items 402 or 404.

As a result of the foregoing, we believe the Amendments comply with the new rules and amendments described in Release No. 34-54302A (Nov. 7, 2006).

In the event that you do not agree with this analysis, please call me at your earliest convenience at (312) 807-4382.

Very truly yours,

/s/ David C. Sienko

David C. Sienko

DCS:dcs

Copy to Philip C. Wolf (Hecla Mining Company)